

Mail Stop 3030

September 22, 2009

Valentyna Stupenko, CEO
Ocean Energy Inc.
1984 Isaac Newton Square West, suite 202
Reston, Virginia 20190

> RE: **Ocean Energy, Inc.**
> **Form 8-K dated August 5, 2009 as Amended**
> **Filed September 21, 2009**
> **File No. 0-53382**

Dear Ms. Stupenko:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief